Filed by Keane Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No.: 001-38023

Date: September 5, 2019

The following is a transcript of a presentation given by members of the management team of Keane Group, Inc. and C&J Energy Services, Inc. on September 4, 2019.

Keane Group, Inc./C&J Energy Services

September 04, 2019

10:25 AM EDT

Derek Podhaizer:	Good morning, everyone. Thanks for joining us. I’d like to welcome Mr. Robert Drummond, who was named CEO of Keane Group just about a year ago. Prior to joining Keane, he was CEO of Key Energy, spending more than 30 years at Schlumberger in various executive positions, including President of North America.

Mr. Drummond is joined today by J.K. van Gaalen, the current CFO of C&J Energy, soon to be CFO of Keane once the acquisition is completed. Previously, he was CFO of Kennametal, and before that, many remember him as the CFO of Dresser-Rand when the company was acquired. And I thank you, gentlemen, for joining us today, and please begin.

Robert Drummond:	Well, thank you, Derek. I’m honored to be up here with J.K., representing our newco that we’re in the process of putting together. I’m also joined by Greg Powell, our President and CFO at Keane, and Dan Jenkins here, the IR VP for C&J. Thanks to Barclays for the kind invitation, and thank you for taking time to consider looking at our company.

We’re very excited about putting the company together. I’m going to cover some material that we put out with the announcement back in June around the rationale for the deal, and then more importantly, dive into some account of where we are right now in September for an update on the—you might have seen we released the deck last night, so we’ll go through some prepared materials and then open up for questions in the breakout session.

So when C&J and Keane both were looking at potential mergers in the business, we know that there’s consolidation needed in this market. I think we both kind of screened each other. It’s relatively at the top of the list because of a number of factors that I’m going to spend some time reviewing regarding rationale. But certainly, this is a deal that’s a merger of equals. It’s an all-stock transaction. It’s going to put together a company that’s got enough scale to be more investable, with revenues north of $4 billion and a nice position across not only frac, but some other segments that I’ll go through in a minute. And I’m going to spend most of my other time here talking about the rationale.

You can see, related to scale and diversity, synergy-rich environment with strong companies, both with strong financial positions. And from an integration standpoint, culturally very well aligned and developing a platform for technology investment that can be placed across a much larger fleet. So I’m going to go through each one of those five and give you just a little bit of the view there.

So first, looking at our newco offering, we’re going to have 2.3 million horsepower of frac assets, allowing us to deploy 50 fleets. We’re US land focused, and we’re heavily focused on the completion side, as you can see. We also have the largest wireline pump-down perforating position in the US thanks to the strong position that C&J already recognizes, a very strong position in large-diameter coiled tubing units for the completion process. You can see their cementing business from the O-Tex acquisition that C&J made in the past. And certainly focused largely around our frac position. Also, well servicing where we have, I would say, the second-largest fleet in the newco of high-spec rigs associated with using both for completions and workover operations.

Looking at it from a North America perspective, you can see that we’ll be the fourth largest from a revenue perspective in North America, even though we’re not in Canada. We’re just focused in the US. And you can see from a pro forma horsepower position, third behind Halliburton and Schlumberger.

One of the nice advantages of putting these two companies together is the footprint improvement. We didn’t have a lot of overlap, neither from a customer perspective or from the geography. While our position in the strong oilfield of the Permian Basin did improve substantially, I would say equally important, though, in the rest of Texas, in the Rockies, and in the Northeast US, our footprint improved the scale substantially. In many cases, we were too small in some of these other regions, and the C&J footprint really helped us a lot.

And I’ll talk a little bit more about it in a minute. But on the customer perspective on the frac side, we only had one of our 34 combined fleets that operated for the same company. So not a lot of negative risk associated with that overlapping footprint.

But you can see the adjusted EBITDA there, some $567 million from the most recent quarter. And you can see the breakdown of that being largely driven by completion services and the rest basically broken down by geography.

One of the key rationales for doing the deal was on the cost synergy side. Just specifically on the cost side, putting these two companies together provided a synergy-rich environment, and we think that we’re even more comfortable today with the $100 million of run rate synergies that we announced at the deal, now that we’ve had a couple of months in our integration process. We consider about 45% of it coming from SG&A-related costs and another 45% from the supply chain side, that both have very little to do with what’s going on in the market. We think we can get these, no matter the outlook of the macro operating environment. And then about another 10% coming from operations. And here we’re talking about facilities and where we overlap in the field.

The nice thing about it from our customers’ perspective is an integration like this has very little impact on field operations. The revenues are generated in the field. Most of the integration aspects will be more back office and support related, so interfering with our business, our ability to deliver service to our customers, is very minimal to none.

Looking at the positioning versus our peers now, you can see the $4 billion in run rate revenues and the pro forma size of the cash flow from operations. Having in this environment a company with a strong balance sheet and a higher earnings potential gives us a lot of flexibility to be both offensive and defensive in the marketplace, and I’ll talk a little bit more about that as we get a little bit deeper into the presentation. But certainly having a strong balance sheet was one of the things that drove both of us together. If you notice that our EBITDA leverage is, like pro forma, is at a 0.3, we have a nice cash position and low debt in general, so we have the ability to address many different environments that may present themselves in the macro, whether it be defensive or perhaps even offensive, as we go forward and address the opportunities that the market will give us.

Again, this is mostly the rehashing of the initial announcement, but I do want to point out that from an integration perspective, having cultural alignment among the employee base and management team is very important to de-risk anything associated with integration. The nice thing about it, the kind of customers that we work for, we’re both very much focused on safety and efficiency. And this is one thing that the customers like about companies of our size. Many of the customers we work for are global and they have the opportunity to work with the large service companies, but having one that’s particularly focused on US land and particularly in completions is attractive to them. As long as we can continue to deliver safety and efficiency, you’re going to see that we’re going to do quite well in this market.

Another area of alignment culturally had been on the fact that we are very much completion focused and have kept our assets fresh, meaning that we’ve kept maintenance CapEx fully deployed into the fleets. And it doesn’t take any additional CapEx to bring one stack of the fleet out of stack and put to work. It only means staffing it to do so.

So when you look at that, a way to take a look at this, and I kind of like this chart, two of the main components of biggest spend in a frac pump is around engines and transmissions, and they do not all age at the same rate. So we have the process, both of us, for managing these components to get the maximum useful life out of it. And when you look at the fleet across total, with Keane on the left and C&J on the right, you can see the number of engines and transmissions on the Y axis and then the percent of life left in each one of them. This is a proxy for age of equipment, and you can see that they’ve been kept fresh. And you can contrast that with any of our competitors to see how that stacks up. But the bottom line is we have kept the maintenance CapEx poured into these assets, and our customers like that very much because we do work them very hard and we’re continuously improving the efficiency of the fleet, and we can’t do that without continuing to do this. So the alignment there makes this merger very much easy to do from an integration perspective.

But one of the most important things of differentiating yourself in this market, I believe, is the partners that you work with. And you can see a list here of the combined companies’ portfolio of customers. I mentioned before that there’s not a lot of overlap, particularly in our frac business, where we’re bringing these two together and they’re additive. There’s not a lot of overlap or very, very minimal. And man, this really makes me feel comfortable that we’ve got a lot of upside with both sides of that, either about bringing in additional frac fleets or additional services from our other product lines of the new company.

When you think about the need for consolidation in the sector, we’ve taken the position both of us have wanted to do it. We both have a history of doing it, so our employees and management are used to the change associated with doing an integration. You can see the history here, from the acquisition of Trican by Keane through the acquisition of O-Tex by C&J. We know how to do it. We’re going to do the same thing again as we put these two companies together.

But I would argue that one of the most important things that we’re going to benefit from is our ability to leverage technology deployment and technology spend. If you’re a small company and you’ve got a small number of frac fleets, your percentage of spend on technology can be high. But when you leverage across a fleet of 50, we have the opportunity now, with the earnings profile we have, to begin to differentiate ourselves more in that aspect.

One thing that has distinguished Keane in the market has been the fact that our frac fleets are always, or most of the time, partnered with our pump-down perforating in a completion crew scenario. And C&J is moving in that same direction. But certainly, anything that you deploy technically, even on the wireline side, it makes the frac fleet more effective. It really changes the way you look at the P&L and the profitability. So this is something that our customers are in tune with. We’re in tune with it. It makes a lot of sense. And if you’re operating independently, you really can’t get to the same place as you can by leveraging your technology prioritization across delivering full value across your whole asset base, not just frac or not just wireline or coil. So that’s a great place to be, and we’re already a long ways up that path.

So that’s kind of the logic, the rationale around the deal. I know you all have a lot of options when it comes to investing your capital in this sector, and J.K. and I and the new management team are going to be focused on trying to create an environment for you to preferentially invest in our company. And if you take a look at the unique set of attributes, we see in the public company arena, there’s about 70 oilfield service company options. And you can see them listed at the bottom. This includes Halliburton, Schlumberger, all the obvious options you have in this sector.

And you begin to screen them for scale first, say, looking at all the companies that have at least $2 billion in revenue. The newco is about $4 billion. There’s 19 of those 70 that screen there. Of those 19, how many have a leverage of less than 1x net debt to EBITDA? We screen at a 0.3, as I mentioned earlier. And of those seven, how many have a free cash flow yield of 20% or more? And there’s only one. And I just wanted to put that out there for you to consider, considering our stock’s around $5.00 right now. This is a way that I think in the future that we’re going to be kind of focused to try to differentiate ourselves and give you some preferential way to take advantage of this scenario.

Another question that we’ve taken a lot is related to what is the earnings potential of the newco? If you take Q2 as a proxy, this most recent quarter, and look at our combined pro forma frac fleet, we had 34.4 fully deployed fleets in the market at a weighted average EBITDA per fleet of $13.5 million. And you can see in the middle there, that $465 million of EBITDA, that’s an annual run rate based on those deployed assets together. If you layer in the EBITDA of the rest of the segments, mostly coming from C&J, which include wireline, pump-down, perforating, cementing, coil tubing and well services, that’s another $136 million of EBITDA.

Layer in $100 million of synergies that I’ve talked a little bit about already, end up with a free cash profile that’s very attractive. And if you look at Column B on the right there, you’ve got those adjusted EBITDAs added up, subtract out the portion of G&A that’s not in the segments inside C&J, take out the maintenance CapEx of the frac fleets at $4 million per annual per frac fleet, gives you $220 million. And then about $50 million of strategic CapEx, you’re talking about an earnings profile, free cash flow of $366 million a year. That’s based on actual Q2.

But arguably, I would point out that because we keep the fleet warm, the opportunity to deploy all 50 of the fleets exists, and it’s based upon us to differentiate in the market as it stands today or benefit from any kind of market change. But you can see an earnings profile, back to that top graphic on the left, with 50 fully deployed fleets, and you pick what EBITDA per fleet you think we can generate, but $18 million being not that too long in the past, you’re talking about $900 million. And looking at Column C at the bottom right, again, you can see that after CapEx and everything else, free cash flow could be as much as $730 million on the assets that we already have in-house.

So for me, this is one of the things that’s very intriguing. We feel very comfortable about the $100 million in synergy run rates, that we’re a couple of months now into the planning process around integration, and we’re going to be able to deliver those. But that’s an illustrative example, not meant to be a prediction or anything else. It’s just kind of the one-off of Q2 is the real deal, and the rest can kind of give you a view of what the potential could be.

So what will we do with the cash flow will be, obviously, determined when we get the new Board together. But certainly, we have a history of capital returns. Keane, we bought back $100 million of shares in the company last year, but stock buyback or recurring or a special dividend being optional, continually focusing on our balance sheet, you’re going to see us taking care of this capital going forward. But I do think having a strong balance sheet with this kind of earnings potential will begin to differentiate us more and more in this market and allow us to, again, be both offensive and defensive as we look forward.

So kind of an update on the timeline is that we received early termination of the US Antitrust back in July, and that was good. And last week we got the final approval from the SEC. So we had guided that we would be finished with this integration or get the deal closed in Q4. We’re still very much on that timeline, and we’ve been using the period between announcement and that to begin planning the integration process. And having been through a number of these in my past career and many of the other parts of the management team having done the same, we’re taking this very seriously. We’ve brought in some talent to help us to organize this process.

But I would say the guiding principles that we’re using to make decision are we’re keeping our customers, first. Our customers have been very supportive. I’ve been on the road nearly solid since the deal was announced to make sure that they feel good about what we were doing. Typically, you’d get a little negative feedback, but I really haven’t gotten any. And I think that that tells me that the customers are astute to the macro and they’re paying attention that being a stronger service company, we can provide them better long-term service, that we’re going to preserve, between J.K. and Don and Greg and I on the Integration Leadership Team, the strengths of the best from both companies. And that means also putting the right people in the right job and trying our best to keep it simple and not letting complexity build into the system.

One of the things that our customers like about us, I think, is that we all came from larger service companies where we got great training. But we’re much more nimble in the size company that we are, from the CEO being able to deal with the customers who’s making the decisions on his portfolio to every decision we make about CapEx, and the commitments that we make and being able to deliver them, year in and year out, is very attractive. We’re going to make that part of the newco.

This integration office process we’ve got, we’ve got people on each side of every function that are planning together. We’re getting buy-in from the grassroots of the company, and it’s a very, very exciting and fun thing to do. When you’re in a position to be able to build a new management structure with twice as much talent as you had before, it’s a very, very fun and unique spot to be in.

But up until close, it’s all about we’re running our individual businesses. We’re planning for Day 1 to continue to run strong, and that will be some time in Q4. You’ll see us beginning early on to capture the synergies, and we’ll keep the market updated on that process as we go forward to show you that we will deliver on the $100 million commitment as soon as possible, and certainly within 12 months.

I mentioned this briefly, but on the technology side, consider that we’re focused on three areas. The surface technology and all the equipment on the surface has had not so much focus on the conventional fleet over the decades. And with digital applications that are there now, much of the equipment is talking to you if you’re willing to listen to it and understand how to adapt your operating principles and activities to maximizing the life of the equipment as opposed to running it to failure and then fixing it. When you’re spending $200 million to $300 million in total, being able slice off 10% or 20% of that is a real opportunity for cost improvement. And you’re going to see a lot of the folks at both companies have on that being projected into the newco, and I think we’ve got the ability to start capturing that pretty much straightaway.

Also, all the technologies that are applied to moving from one well to another, from one pad to another, many of those are perhaps even wireline technologies that make frac more efficient. You’re going to see us accelerate on those things. We want to take a position with our customers that the next generation of frac equipment that inevitably will appear at some point to take advantage of the fuel arbitrage between natural gas and diesel and perhaps lower emissions of the benefits of burning gas. We want to be a leader in that aspect of helping our customers get to where they want to be. That doesn’t mean we want to be first, and it doesn’t mean we’re going to make investments that do not have a return on investment. But technically, we’re working with a number of external vendors to try to help our customers get to the right solution first while simultaneously working internally to develop a pump that is next-generation that burns gas, that has lower repair and maintenance costs that we’ll be field testing in the near future that has a much lower cost to deploy than the current e-fleets, as many people call it.

So with our customers, we want to be there with them on the fleeting edge. We need to be able to take them there, and I think that we’re in just the right spot to be able to do that. And being a bigger company with more earnings potential and a stronger balance sheet puts us in a better place to manage that risk, and we’re in the front end of that.

Down hole, C&J has a lot of strong technology, a lot of strong technologists in the company, and we’re putting the two together now to leverage those strengths in the technologies of helping our customers get more production from the frac jobs that they pump. You’ll see us talk more and more about that as the two companies come together. Real exciting to be able to afford a better technology deployment because of the scales improvement.

So basically, that’s all of the prepared remarks that we had. Just kind of rehashing the scale, the synergies, the strong financial position, cultures that de-risk the integration process and having a bigger platform to put technology—I don’t think there’s any other boxes that we’re looking to check with this deal. We’re looking forward to make it happen. I hope you guys will keep your eye on us. Our customers are keeping their eye on us, and we’re going to try to differentiate ourselves more and more in this US land space.

So thank you for the time. We have a few minutes before the next talk is occurring, and we’re looking forward to taking questions in the breakout room. We’ve probably got time to take a couple.

Derek Podhaizer:	Yes. We just have a few minutes left here. I can definitely kick it off. I’m just curious, and I’ve been asking everybody this: just your thoughts on we’re in the second half of this year. Particularly fourth quarter, just kind of your outlook on that. How is activity looking? It seems like it’s going to be a repeat of last year. It seems like we’re not going to be as caught off guard as we were last year, but just what you’re seeing out in the field, your conversations with your customers heading towards the end of the year and then as we ramp back up, probably into next year. Some color around that would be great.

Robert Drummond:	Yes, look, so everybody’s perspective will be built around their own set of customers. We’re cognizant of the macro, for sure. I do think your comment about this year looking a lot like last year is real. You might have noticed that on our earnings call at Keane, we guided Q3 to be a little bit more than Q2, and we’re not changing anything about what we said there. So we’re partnered up with a set of customers who have pretty robust plans. But also, we have—we do participate in the macro of the market, and the holiday season that we see every year is coming again. Compound it a little bit with the same, perhaps, budget exhaustion that some of the market will see, I think that I wouldn’t be surprised to see that happen. Some of our competitors are talking about that a little bit more than we have been. But I think that’s no doubt a case.

But as far as reloading for next year, we—all our customers are going after it. I think even if you think about this year, when people were doing the plans for 2019 budgets, they were probably factoring in, October of last year, oil prices were very similar to what we actually have right now. The difference, maybe, has been the market’s been a little bit more efficient and they’ve burnt their capital budgets up a little bit, slightly more than they probably had planned to do. But in general, oil price is kind of in the range, I think, that they probably planned around.

So I think 2020 is another year that looks maybe a lot like 2019. It depends on who you’re partnered up with. It matters a lot, and we try to take that relationship with our customers very seriously to be able to demonstrate to them a deflationary scenario where they get more for the same dollars by getting improved efficiency. And efficiency and price go hand in hand in this market. And you don’t have to lower price to deliver a customer a better deal. You can do it by giving him more for the same. And that, combined with our efforts to lower our operating costs through these digital programs, is an example of how we will offset those kind of things to keep our margins intact.

Derek Podhaizer:	Great. I think you guys have done a great job aligning with the right customers, especially the majors. They’ve seemed like they’ve been spending through this downturn, which has only been beneficial to you guys.

One slide that I thought was really great was the illustration on the different levers you can pull, based on your earnings profile. Just curious if you can dive into it a little bit more. We talked about the synergies, we talked about the other services that you bring in with C&J, and then the EBITDA per fleet. Maybe you can kind of talk about which of those levers has the most upside to drive earnings. Where do you see that you can basically squeeze the most out of those three?

Robert Drummond:	Besides operating costs, one other thing I’d focus on and I’m really excited about, because I mentioned this before, is that Keane was a pretty young company and had enjoyed being sold out pretty much along its path without a sales and marketing force to speak of. I’m not discounting the guys who were doing it, but it was very small. It was more around managing the few accounts that we had. And we’ve been on a project since the first of the year, putting effort into marketing and doing basic sales, which gives you a huge amount of upside, especially when you have a warm stacked fleet like we have that don’t require any capital to deploy.

The nice thing about this merger is C&J was much more developed in the sense that they have a better marketing campaign, and they had more sales resources placed in the marketplace that can help us move up that curve very fast. So for me, a huge amount of upside, just deploying one frac fleet at a time. On a dedicated basis, the earnings potential of that is very good. So there’s a huge amount of upside.

As far as bringing the two profitability per fleet together, a question that we get a lot is that until this thing is closed, we have to operate independently, and certain parts of that we just can’t delve into until after close. But how we underwrite contracts, the balance between price and efficiency is a very important part of that equation as well as taking the best practices from both companies from an operating perspective, operating cost perspective, so we like the upside there as well.

So when you think about leveraging the support costs across all of the now, the servicing business, the coil and the cementing, we can, in the proper organized newco structure, we don’t have to have the same amount of people supporting HSC, HR, legal, all these things, so we can lever a little bit more there. So there it gives us a chance to be more competitive in the market, perhaps better margins or better market share, better earnings in general. So we’ll be focused on those things going forward. Great question.

Derek Podhaizer:	We’re just about of time here. Any quick questions from the audience before we go into the breakout session? Robert, J.K., thank you so much for joining us.

Robert Drummond:	Thank you. Thanks for the interest.

Derek Podhaizer:	We’ll be in the Riverside Suite.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Keane’s and C&J’s control. Statements in this communication regarding Keane, C&J and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Keane’s and C&J’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Keane’s and C&J’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which Keane and C&J conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets Keane and C&J serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on Keane’s and C&J’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) Keane’s and C&J’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Keane’s and C&J’s industry; (xiii) fluctuations in the market price of Keane’s and C&J’s stock; (xiv) the level of, and obligations associated with, Keane’s and C&J’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Keane’s and C&J’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Keane’s and C&J’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in Item 1A of Keane’s Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2018, filed on February 27, 2019 and August 19, 2019, respectively, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Non-GAAP Measures

This transcript includes pro-forma Adjusted EBITDA, pro-forma Free Cash Flow, annualized Adjusted EBITDA per fully-utilized fleet, other services Adjusted EBITDA (both on a quarterly and annualized basis) and Adjusted SG&A, all of which are measures not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). With respect to the pro-forma Non-GAAP Measures: (i) Adjusted EBITDA excludes the financial impact of items management does not consider in assessing the ongoing operating performance of the combined company, and (ii) Free Cash Flow is defined as the net increase (decrease) in cash and cash equivalents before financing activities. Reconciliations of each of the pro-forma Non-GAAP Measures have not been provided because such reconciliations could not be produced without unreasonable effort. Please see Appendix of the presentation for definitions and reconciliations of annualized Adjusted EBITDA per fully-utilized fleet, other services Adjusted EBITDA (both on a quarterly and annualized basis), and Adjusted SG&A for C&J and Keane, as applicable.

Important Additional Information Regarding the Merger of Equals Filed With the SEC

In connection with the proposed merger, Keane has filed a registration statement on Form S-4 that includes a joint proxy statement of Keane and C&J that also constitutes a prospectus of Keane with the SEC. Each of Keane and C&J have also filed other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders may obtain free copies of these documents and other documents containing important information about Keane and C&J through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Keane are available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at investors@keanegrp.com or by phone at 281-929-0370. Copies of the documents filed with the SEC by C&J are available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-325-6000.

Participants in the Solicitation

C&J, Keane and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2018, filed on February 27, 2019 and August 19, 2019, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J or Keane using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.